FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 29, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Informative to the shareholders of Magyar Telekom Plc.

in connection with the merger of T-Kábel Hungary Ltd. and Dél-Vonal Ltd. into and with Magyar Telekom Plc

Let us hereby inform our shareholders that the Board of Directors of Magyar Telekom Plc. (registered seat: 1013 Budapest, Krisztina krt. 55., registered at the Metropolitan Court as Court of Registry under Cg.: 01-10-041928) and the management of T-Kábel Hungary Ltd. and Dél-Vonal Kft. prepared the upstream merger of T-Kábel Hungary Ltd. (registered seat: 1089 Budapest, Baross u. 133, registered at the Metropolitan Court as Court of Registry under Cg.: 01-09-674638) Dél-Vonal Kft. (registered seat: 1089 Budapest, Baross u. 133, registered at the Metropolitan Court as Court of Registry under Cg.: 01-09-908030) into Magyar Telekom Plc.

According to Act IV of 2006 on Business Associations it is not compulsory for the members of the merging companies to remain shareholders in the merged company.

1.     Those Magyar Telekom shareholders who decide to remain owners / shareholders of Magyar Telekom Plc. following the merger have nothing to do regarding their shares.

2.     Those Magyar Telekom shareholders who decide not to remain shareholders of the merged company and make a valid declaration will be paid, in exchange of their shares, HUF 344 (that is three hundred forty four Hungarian Forints) per share within 30 days upon the registry of the merger by the Company Court, however, they will loose the ownership of their formerly owned Magyar Telekom shares when the merger is registered by the Company Court.

We would like to draw the attention of the shareholders to the following:

•      the registered capital of Magyar Telekom Plc. will be decreased by the face value of those shares of which their owner announced its intent to depart and the shares in question will be withdrawn. Regarding these shares Magyar Telekom Plc. will only pay the relevant price of the given shares to shareholders.

•      the book value of assets payable to departing shareholders (HUF 344) is significantly lower than the market value of the share (the market value at closing of May 28, 2009 was HUF 625 (that is Six Hundred and Twenty Five Hungarian Forints) on the Budapest Stock Exchange.)

•      departing shareholders, simultaneously with the registry of the merger by the Company Court will loose the ownership of their formerly owned Magyar Telekom shares.

Declaration of departing shareholders who do not wish to participate in the merged company

Shareholders, who decide not to become the shareholders of the merged company may announce this intent to the Board of Directors of Magyar Telekom Plc. in two ways.

1.     Declaration made prior to the General Meeting resolving on the transformation

In case you decide that you do not wish to become the shareholder of the merged company and do not wish to participate the General Meeting resolving on the transformation you will have to do the following:

•      According to Section 141 of Act CXX of 2001 on Capital Markets you will have to block your shares until December 31, 2009 on your securities account and as the legal title of blocking indicate „share withdrawal” in addition to specifying Magyar Telekom Plc. as the beneficiary of the blocking. After blocking shareholders are not entitled to dispose over the shares until the release of blocking.

•      Request your custodian to give you a certificate on the blocking.

•      Issue an order to transfer the shares indicated in the certificate to the securities account of Magyar Telekom Plc. designated for this purpose at KELER Zrt. (account No.: 1145/100000) in a form that is acceptable for your custodian (transfer order).

•      Fill in the attached declaration and together with the certificate on blocking and the transfer order send it to the following address: KELER Zrt. Részvénykönyv-vezetési Osztály 1075 Budapest, Asbóth utca 9-11. Please notice that the documents must arrive at the above specified address at the latest by June 24, 2009. Please indicate on the following on the envelope containing the declaration: „Magyar Telekom átalakulási nyilatkozat”. (The declaration form can be downloaded from the web site of the Company at www.magyartelekom.hu. Magyar Telekom assigned KELER Zrt. to collect and process the declarations.)

•      In the case of natural person shareholders, for the purpose of determining the tax to be deducted from the price of the shares, please attach to your declaration the certificate on the purchase price of the shares.

Let us call the attention of our distinguished Shareholders that we accept submitted declarations only if shareholders fully comply with the above obligations.

If the General Meeting decides on and the Court of Registry registers the transformation and the Company Court registers the merger, Magyar Telekom Plc. or its agent will inform the custodian that is has become entitled to initiate the transfer of the shares blocked for the custodian as the beneficiary and the custodian must provide for the transfer of the shares to sub-account 1145/100000 of Magyar Telekom Plc at KELER.

Should the General Meeting not decide on the transformation or the Company Court refuses to register it, Magyar Telekom Plc. will inform the custodian within 3 working days at the latest that the shares can be released from the blocking. Based on this the custodian must provide for the release of the blocking.

2.     Declaration made at the transformation General Meeting at the relevant agenda item

In case you decide that you do not wish to become the shareholder of the merged company and you wish to declare it at the transformation General Meeting, you will have to do the following:

•      Inform your custodian that you wish to participate the General Meeting and request it to give you an owner certificate the validity of which is longer than the date of the General Meeting or the repeated General Meeting. Though according to the effective provisions of the Articles of Association of the Company it is not necessary to hold an owner certificate to participate the General Meeting, shareholders may only make valid departing declarations if the shareholder gives the owner certificate to the representatives of the Company. Let us call your attention that subsequent to the issue of the owner certificate the custodian may only register changes related to shares with the simultaneous withdrawal of the owner certificate, therefore after giving the owner certificate to Magyar Telekom Plc. the shareholder is not entitled to dispose over the shares.

•      Participate the transformation General Meeting ant at the discussion of the relevant agenda item

•      make your declaration;

•      give Magyar Telekom Plc. the owner certificate;

•      issue a transfer order regarding the shares indicated in the declaration to the securities account of Magyar Telekom Plc. designated for this purpose at KELER Zrt. (account No.: 1145/100000) in a form that is acceptable for your custodian (transfer order) and give the transfer order to Magyar Telekom Plc;

•      authorize Magyar Telekom Plc. to submit the transfer order to your custodian;

•      natural person shareholders shall give their certificate on the purchase price of the shares to Magyar Telekom Plc.

Let us draw the attention of our shareholders that only those shareholders may exercise their shareholders’ rights, related to the shares, at the General Meeting towards the company — i.e. only those shareholders can make valid declarations — whose names, as shareholders or nominees, are registered in the Share Registry of Magyar Telekom Plc. in accordance with the provisions contained in the invitation to the June 29, 2009 General Meeting.  The nominee, registered in the Share Registry, may also act on behalf of the shareholder as a proxy, according to the provisions of the Act on Capital Markets.

Shareholders who do not participate the General Meeting in person but through a proxy may make only a valid declaration on their departure through their proxy if the proxy instrument expressly contains empowerment to make a declaration on this matter. The validity of proxy instruments will be supervised by the representative of the Board of Directors at the place of the General Meeting. In order to make a valid declaration the proxy must hold the owner certificate and the transfer order in the form acceptable for the custodian of the shareholder.

After the registry of the transformation by the Company Court the shares will be transferred to the above mentioned securities account of Magyar Telekom Plc. Shareholders are not entitled to dispose over the affected shares after making the declaration.

Should the General Meeting not decide on the transformation Magyar Telekom Plc. returns all submitted documents to departing shareholders at the General Meeting.

Should the Company Court refuse to register the transformation after the decision of the General Meeting, Magyar Telekom Plc. shall provide for returning the owner certificate and transfer order to the shareholder or his custodian within 3 working days.

Provision of the sum payable in return of the shares

Current Magyar Telekom Plc. shareholders who do not wish to enter the merged company as shareholders will receive HUF 344 (that is three hundred forty four Hungarian Forints) from the assets of Magyar Telekom Plc. by each HUF 100 face value share, issued by Magyar

Telekom Plc. (ISIN: HU0000073507) regarding which they submitted their declarations to Magyar Telekom Plc. and fulfilled the requirements contained in this announcement and their shares were transferred to sub-account 1145/100000 of Magyar Telekom Plc. at KELER, which sum will be paid to persons who do not wish to enter the merged company as shareholders within thirty (30) days upon the registry of the merger by the Company Court to the bank account / client account specified by them in their declarations.

Let us call the attention of natural person shareholders that according to the effective tax laws the disbursing entity must deduct taxes from disbursed amounts. If the shareholder fails to certify the purchase price of shares Magyar Telekom Plc. will regard the total price as the income withdrawn from the entrepreneurship. Please study the relevant tax regulations before making your declaration.

Should you need further guidance on the above procedures, please call the free share line of Magyar Telekom at: +36 80 38 38 38.

The Board of Directors of Magyar Telekom Plc.

May 29, 2009

DECLARATION

I, the undersigned                                     due to the preliminary decision on the upstream merger of T-Kábel Hungary Ltd. and Dél-Vonal Kft. into Magyar Telekom Plc. hereby announce to the Board of Directors of Magyar Telekom Plc. that in possession of                   pieces of HUF 100 face value ordinary shares (ISIN: HU0000073507) - that are free from any encumbrances - I do not wish to become the shareholder of the legal successor company, established through the merger.

My data are as follows:

Name (of the company):

Address (registered seat):

Notification address:

Mother’s maiden name:

Custodian:

Securities account No.:

Tax No.:

Please transfer the price of my shares (HUF 344 (that is three hundred and forty four Hungarian Forints that is payable for each share) to the below bank/client account via remittance.

Name of the bank:

Bank account No.:

With making this declaration I accept the content of the announcement published by the Board of Directors of Magyar Telekom Plc. regarding the settlement process with shareholders who do not wish to remain shareholders in the legal successor company, established through the upstream merger of T-Kábel Hungary Ltd. and Dél-Vonal Kft. into Magyar Telekom Plc. I agree that the above shares are transferred to account 1145/100000 of Magyar Telekom Plc. at KELER after the registry of the merger by the Company Court. This agreement entitles Magyar Telekom Plc. to submit the transfer order to the custodian after the registry of the merger by the Company Court and I simultaneously authorize Magyar Telekom Plc. to enter the transfer date on the transfer order on my behalf after the merger’s registry by the Company Court. I understood that I loose my ownership over the above specified shares simultaneously with the registry of the merger by the Company Court.

Date:

Signature of the shareholder(1)

1st witness(2)	2nd witness
Signature:	Signature:
Name:	Name:
Address:	Address:

(1)  In case of a legal entity the proper signature of the legal entity is required

(2)  Witnesses are only required if the signatory is natural person

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 29, 2009